Filed by Founder SPAC

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Founder SPAC

Commission File No.: 001-40910

Rubicon on Cheddar News

March 17, 2022

CORPORATE PARTICIPANTS

Nate Morris - Chairman & CEO, Rubicon

Azia Celestino - News Anchor, Cheddar News

Alicia Nieves - News Anchor, Cheddar News

PRESENTATION

Azia Celestino

Welcome back to cheddar innovates brought to you by curiosity stream everyone. Our next guest is bringing innovation to the sustainability space. Rubicon is a software platform that provide smart waste and recycling solutions for businesses and governments worldwide, setting all new standards for the industry. Joining us now, Nate Morris, Chairman and CEO over at Rubicon, a digital marketplace for waste and recycling.

Nate, tell us more about your mission and what exactly that means, a digital marketplace?

Nate Morris

Yeah, thank you. Rubicon is the largest digital waste and recycling marketplace in the world. And what we've done at Rubicon is really democratize and empower a big portion of the waste and recycling market here in the United States and various parts of the world. About 50% of the United States waste market is occupied by small business owners.

And Rubicon is providing technology to these small business owners, these waste haulers and recyclers, to have an opportunity to the largest contracts in the world through the marketplace. And in this process, we're also aligning incentives to recycle as much as possible. Our recycling rate today on the marketplace is almost 3 times better than some of that of the large waste players that have occupied this industry for generations.

The other aspect of what we do is also providing data and analytics. We all know environmental reporting is more important than it's ever been, and we now have consumers that are making purchasing decisions based upon things like your waste profile; how much are you wasting, how much are you recycling, what are you doing to drive efficiency inside your own supply chain? And at Rubicon, we help answer these questions and a lot more.

Azia Celestino

I'm sure a lot of that has to do with the software that you utilize. So tell us more how that implements your mission of ending waste.

Nate Morris

Well, I believe technology can be the greatest driver to help us achieve better outcomes for the planet. And we've invested lots of time and energy and resources to building, I believe, the best product suite ever in the history of the waste and recycling category. This is a category prior to Rubicon that was highly antiquated. You might find spreadsheets flying around, you might find carbon paper, even faxes in this day and age. And Rubicon, we're working to digitize a $2 trillion total addressable market through what we're doing to bring in better products to Main Street, but also to some of the biggest customers at the Fortune 500 level.

Alicia Nieves

I think we have some technical issues with Azia, so I'm going to jump in. It's Alicia here. I'm curious, what are some examples of how this software is used?

Nate Morris

Well, obviously, we're arming a lot of these independent haulers that I mentioned, the thousands of these independent haulers, and giving them a product suite that allows them to really level the playing field and democratize this very large and historically known as a very tough industry. So our products are helping to drive a new industry standard on the way we think about the waste category and what we can do to bring it into the 21st century.

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And also beginning to use things like computer vision to understand the waste characterization of what's being thrown away, so we can make better decisions. And we can also spot things like contamination earlier, so we can increase those recycling rates for our Fortune 500 customers, midsize customers, even small businesses.

Alicia Nieves

How do you see technology and sustainability evolving in the future?

Nate Morris

Well, I believe Rubicon is at the intersection of how public policy, technology, and sustainability are all firing together in our economy. And we all know that the consumer that we're dealing with today is demanding more than ever, and more transparency. And I believe that some of the greatest opportunities to be better stewards of the planet are going to come through technology-based solutions. And that's what we believe here at Rubicon through environmental innovation, that we can get some of the goals that we all want to achieve.

I often say in the company that no one's pro-garbage. No one wants to produce more garbage. And we have got to find a way to really meet the challenge and to do something better than to landfill our garbage. Landfills, unfortunately, are still a part of our everyday society here in the United States, but I believe there's going to come in day when through the data that we collect, the information and transparency we get in the market, that we can help drive infrastructure to be better and to get off this landfill model, and to really move this industry fully into the 21st century.

Alicia Nieves

Nate, to that extent then, you know, what's next for Rubicon?

Nate Morris

Well, as reported by the Wall Street Journal back in last December, Rubicon is heading in a -- become a public business. We have partnered with a -- with Founder SPAC that's currently on the NASDAQ, and we look forward to Rubicon becoming a public business in the near future and we think everything looks very bright.

Alicia Nieves

Well, be sure to come back and join us when you go public. You know, I'll be here for the exchange. So, you know, be happy to welcome you and then kind of see the plans that will continue to develop for the company. Nate Morris, Chairman and CEO of Rubicon.

Important Information About the Business Combination and Where to Find It

Founder SPAC’s (“Founder”) shareholders and other interested persons are advised to read, carefully and in their entirety, the preliminary proxy statement/consent solicitation statement/prospectus included in the registration statement on Form S-4 (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 1, 2022 (including any amendments or supplements thereto) and, when available, the definitive proxy statement/consent solicitation statement/prospectus, as well as other documents filed with the SEC, as these materials will contain important information about Founder, Rubicon Technologies, LLC (“Rubicon”) and the other parties to the Merger Agreement (as defined in the Registration Statement), and the Business Combination (as defined in the Registration Statement). After the Registration Statement is declared effective, the definitive proxy statement/consent solicitation statement/prospectus will be mailed to shareholders of Founder as of a record date to be established for voting on the business combination and other matters described in the Registration Statement. Founder shareholders will also be able to obtain copies of the proxy statement/consent solicitation statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/consent solicitation statement/prospectus, without charge, once available, at the SEC’s web site at sec.gov, or by directing a request to: Founder SPAC, 11752 Lake Potomac Drive, Potomac, MD, 20854, Attention: Chief Financial Officer, (240) 418- 2649.

Participants in the Solicitation

Founder and its directors and executive officers may be deemed participants in the solicitation of proxies from Founder’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Business Combination is contained in the Registration Statement.

Rubicon and its directors and executive officers may also be deemed participants in the solicitation of proxies from the shareholders of Founder in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is contained in the Registration Statement.

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Forward-Looking Statements

This transcript includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Founder’s and Rubicon’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Founder’s and Rubicon’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results, including factors that are outside of Founder’s and Rubicon’s control and that are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against Founder and Rubicon following the announcement of the Merger Agreement and the transactions contemplated therein; (2) the inability to complete the Business Combination, including due to failure to obtain the approval of the shareholders of Founder, approvals or other determinations from certain regulatory authorities, or other conditions to closing in the Merger Agreement; (3) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or that could otherwise cause the transactions contemplated therein to fail to close; (4) the inability to obtain or maintain the listing of the combined company’s shares on the New York Stock Exchange following the Business Combination; (5) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (6) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and to retain its key employees; (7) costs related to the Business Combination; (8) changes in applicable laws or regulations; (9) the possibility that Rubicon or the combined company may be adversely affected by other economic, business, and/or competitive factors; (10) the combined company’s ability to raise financing in the future and to comply with restrictive covenants related to long-term indebtedness; (11) the impact of COVID-19 on Rubicon’s business and/or the ability of the parties to complete the Business Combination; and (12) other risks and uncertainties indicated from time to time in the Registration Statement and other documents filed, or to be filed, by Founder with the SEC.

Founder cautions that the foregoing list of factors is not exclusive. Although Founder believes the expectations reflected in these forward-looking statements are reasonable, nothing in this transcript should be regarded as a representation by any person that the forward-looking statements or projections set forth herein will be achieved or that any of the contemplated results of such forward-looking statements or projections will be achieved. There may be additional risks that Founder and Rubicon presently do not know of or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Founder cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither Founder nor Rubicon undertakes any duty to update these forward-looking statements, except as otherwise required by law.

No Offer or Solicitation

This transcript shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Business Combination. This transcript shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

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